Icebrkr

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Discounts/Refunds Given	90.00
Total Income	**$90.00**
GROSS PROFIT	**$90.00**
Expenses	
Advertising & Marketing	2,138.35
Advertising/Promotional	8.00
Bank Charges & Fees	83.00
Contractors	53,805.36
Events/Professional Dev	69.48
Job Supplies	187.44
Legal & Professional Services	107.91
Meals & Entertainment	1,850.00
Office Supplies & Software	6,274.34
Organizational Costs	430.63
Other Business Expenses	85.55
Reimbursable Expenses	820.63
Rent & Lease	225.00
Travel	2,145.10
Total Expenses	**$68,230.79**
NET OPERATING INCOME	**$ -68,140.79**
NET INCOME	**$ -68,140.79**